FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

May 05, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby submits the materials to be provided to security holders in connection with annual general shareholders’ meeting held on June 14, 2005.

1. NOTIFICATION TO SHAREHOLDERS ON GENERAL MEETING OF SHAREHOLDERS

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter the “Company” or “WBD Foods “),with its address (location) at: 16/15, Yauzsky boulevard, room 306, Moscow 109028, Russian Federation, hereby notifies the shareholders of WBD Foods OJSC of an annual general meeting of shareholders of WBD Foods OJSC (the “Meeting”) to be held on 14 June 2005 in the form of a direct meeting (joint attendance of shareholders).

Agenda of the General Meeting of Shareholders:

1.                                       Election of the members of the Counting Committee.

2.                                       Approval of the annual report and annual financial statements, including the income statement (profit and loss accounts), and distribution of the Company’s profit (including payment/declaration of dividends) and losses of the Company on the basis of the results of the financial year.

3.                                       Amendment of the Company’s charter.

4.                                       Approval of a new version of the Bylaw on the General Meeting of Shareholders and its Standing Rules.

5.                                       Approval of the Company’s auditor for 2005.

6.                                       Election of the members of the Company’s Board of Directors.

7.                                       Election of the members of the Company’s Audit Commission.

8.                                       Concerning the Company’s participation in the Russian Marketing Association nonprofit organization.

Time of the Meeting: registration of shareholders to start at 10:00 a.m. Moscow time; meeting to start at 11:15 a.m. Moscow time.

Date of preparation of the list of persons entitled to participate in the Meeting: 26 April 2005 (at the end of the registrar’s business day).

Registration of shareholders (or their representatives) to participate in the Meeting will be held on the date of the Meeting, from 10:00 a.m. Moscow time at the Company’s location.

Registrants must present documentary proof of identify, as well as documents confirming their authority: a power of attorney and/or other documents in accordance with current legislation of the Russian Federation.

Voting on agenda items will be conducted using ballots.

Shareholders of the Company may acquaint themselves with the materials to be provided to them in preparation for the Meeting and obtain copies of such materials at the following address: 16/15, Yauzsky boulevard, room 306, Moscow, Russian Federation, on business days from 9:00 a.m. to 4:00 p.m. Moscow time.

Board of Directors of WBD Foods

2. DRAFT RESOLUTIONS OF THE GENERAL MEETING OF SHAREHOLDERS OF WBD FOODS

1. On the first agenda item, “Election of members of the Counting Committee”

1.1. Be it resolved that a Counting Committee composed of five members be elected as follows: M. A. Novgorodova, I. M. Kolesnikov, A. V. Pozdnyakov, E. S. Soltnseva, I. A. Tyusina.

2. On the second agenda item, “Ratification of the annual report and annual financial statements, including the income statement, and distribution of the Company’s profit—including payment (declaration) of dividends—and losses of the Company for the financial year”.

Be it resolved:

2.1.                That the annual report of WBD Foods, prepared on the basis of accounting records for 2004 kept according to Russian standards, be approved.

2.2.                That the annual financial statements for 2004, including the income statement of WBD Foods, be approved.

2.3.                That the net profit reflected in the financial statements for 2004 prepared according to Russian standards be allocated as follows:

•                           the profit in the amount of 5,916,102 rubles 00 kopecks will be contributed to the reserve fund;

•                           the remainder of the net profit, in the amount of 111,336,834 rubles 34 kopecks, will remain undistributed.

3. On the third agenda item, “Approval of the changes (amendments) to WBD Foods Charter”

Be it resolved:

3.1. That the following changes (amendments) be included to WBD Foods OJSC Charter, stating the sub item 1 of the item 15.10 of the article 15 as follows:

“Notice on GSM shall be announced no later than 30 days before the meeting”.

4. On the fourth agenda item: “Approval of the Regulation “On General meeting of shareholders and its Standing Rules” in restated version.

Be it resolved:

4.1. That the Regulation “On General meeting of shareholders and its Standing rules” be approved in restated version.

5. On the fifth agenda item, “Approval of the Company’s auditor for 2005”

5.1.

Option 1.

For purposes of verifying the financial and business activities of WBD Foods in accordance with legal acts of the Russian Federation, be it resolved that Ernst and Young LLC be approved as the Company’s auditor for 2005.

Option 2.

For purposes of verifying the financial and business activities of WBD Foods in accordance with legal acts of the Russian Federation, be it resolved that ZAO “SV-Audit” be approved as the Company’s auditor for 2005.

6. On the sixth agenda item, “Election of the members of the Company’s Board of Directors”

6.1. Be it resolved that the members of the Company’s Board of Directors be elected as follows: Guy de Selliers, M. V. Dubinin, Michael O’Neill, A. S. Orlov, S. A. Plastinin, V. A. Tutelyan, V. N. Sherbak, D. Iakobachvili, E. G. Yasin, E. Linwood (Tip) Tipton and G. A. Yushvaev.

7. On the seventh agenda item, “Election of the members of the Company’s Audit Commission”

7.1. Be it resolved that the members of the Company’s Audit Commission be elected as follows:
E. V. Bogutskaya, E. B. Kuznetsova, N. N. Kolesnikova, M. A. Naumova, N. V. Romanova,
E. V. Smirnova, J. A. Chudina.

8. On the eighth agenda item, “Participation of WBD Foods in non-commercial organization “Russian Marketing Association”

8.1. Be it resolved that WBD Foods participation in non-commercial organization “Russian Marketing Association” be approved.

3. INFORMATION ON CANDIDATES FOR THE COUNTING COMMITTEE OF WBD FOODS

1. Solntseva, Evgeniya Solomonovna

Position in the issuing company: Director of the Department of Securities Registration and Records of Shareholder Rights

Positions in other organizations:

Organization	Position
Lianozovo Dairy OJSC	Chief Securities Specialist

No shareholding in the equity capital of the Company or its affiliates

2. Tyusina, Irina Anatolievna

Position in the issuing company: Senior Specialist of the Department of Securities Registration and Records of Shareholder Rights

Positions in other organizations:

Organization	Position
Lianozovo Dairy OJSC	Securities Specialist
Karasuk Dairy SCJSC	Senior Securities Specialist

No shareholding in the equity capital of the Company or its affiliates

3. Pozdnyakov, Alexander Vladimirovich

Position in the issuing company: Specialist of the Board of Directors Administration

Positions in other organizations: none

No shareholding in the equity capital of the Company or its affiliates

4. Novgorodova, Marina Alexandrovna

Position in the issuing company: Senior Specialist of the Board of Directors Administration

Positions in other organizations: none

No shareholding in the equity capital of the Company or its affiliates

5. Kolesnikov, Ilya Mikhailovich

Position in the issuing company: Legal Consultant

Positions in other organizations: none

No shareholding in the equity capital of the Company or its affiliates

4. INFORMATION ON CANDIDATES FOR THE BOARD OF DIRECTORS OF WBD FOODS

1. de Selliers, Guy

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
HB Advisers (UK)	Chairman
Shatura Furniture	Member of the Board of Directors
Norilsk Nickel OJSC	Member of the Board of Directors
Solvey S.A.	Member of the Board of Directors
Apprion Group, Ltd.	Chairman

No shareholding in the equity capital of the Company or its affiliates

2. Dubinin, Mikhail Vladimirovich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
Timashevsk Dairy OJSC	Member of the Board of Directors
Siberian Milk OJSC	Member of the Board of Directors
Buryn Powder Milk Plant	Member of the Board of Directors
Baby Food Dairy Plant OJSC	Member of the Board of Directors
Tsaritsino Dairy OJSC	Member of the Board of Directors
Karasuk Dairy SCJSC	Member of the Board of Directors
Gulkevichi Creamery CJSC	Member of the Board of Directors
Kiev City Dairy No. 3 OJSC	Member of the Supervisory Board
Bishkeksut OJSC	Member of the Board of Directors
Toshkent Sut CJSC	Member of the Board of Directors
“Istra Springs” LLC	Member of the Board of Directors
“Nadezhny fundament”LLC	Member of the Board of Directors
“C-trading” LLC	Member of the Board of Directors
“Petri-trade” LLC	Member of the Board of Directors
“Cliff-Real Estate” LLC	Member of the Board of Directors
Non-commercial partnership “Benelux Residence”	Member of the Management Board
Non-commercial organization «International community Council on “Golden Falcon” order awarding”	Member of the Board of Directors

Shareholding in the Company’s equity capital (excluding GDRs owned by the candidate): 5.71%

Shareholding in the Company’s affiliates: “Lianozovo Dairy” OJSC

Share: 0.049%

3. O’Neill, Michael

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
The Coca-Cola Company	Consultant
Efes Breweries International	Member of the Board of Directors
Efes Invest	Member of the Board of Directors

No shareholding in the equity capital of the Company or its affiliates

4. Orlov, Aleksandr Sergeevich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
Novokuibyshevskmoloko OJSC	Member of the Board of Directors
Buryn Powder Milk Plant CJSC	Member of the Board of Directors
Tsaritsino Dairy OJSC	Member of the Board of Directors
Baby Food Dairy Plant OJSC	Member of the Board of Directors
Siberian Milk OJSC	Member of the Board of Directors
Nizhny Novgorod Dairy OJSC	Member of the Board of Directors
Kiev City Dairy No. 3 OJSC	Member of the Supervisory Board
Ufamolagroprom OJSC	Member of the Supervisory Board
Gulkevichi Creamery CJSC	Member of the Board of Directors
Dairy OJSC	Member of the Board of Directors
Toshkent Sut OJSC	Member of the Board of Directors
“Shikhan” OJSC (nonalcoholic brew plant)	Member of the Board of Directors

Shareholding in the Company’s equity capital (excluding GDRs owned by the candidate): 3.47%

Shareholding in the Company’s affiliates: “Lianozovo Dairy” OJSC

Share: 0.028%

5. Plastinin, Sergei Arkadievich

Position in the issuing company: Member of the Board of Directors, Chairman of the Management Board

Positions in other organizations:

Organization	Position
ISSA Experimental Association LLC	General Director
Rodnik Production and Analytical Group CJSC	Executive Director
Lianozovo Dairy OJSC	Member of the Board of Directors
Dairy OJSC	Member of the Board of Directors
Tsaritsino Dairy OJSC	Member of the Board of Directors
Vladivostok Dairy OJSC	Member of the Board of Directors
Ramenskoye Dairy OJSC	Member of the Board of Directors
Baby Food Dairy Plant OJSC	Member of the Board of Directors
Siberian Milk OJSC	Member of the Board of Directors
Nizhny Novgorod Dairy OJSC	Member of the Board of Directors
Kiev City Dairy No. 3 OJSC	Member of the Supervisory Board
Bishkeksut OJSC	Member of the Board of Directors
Ufamolagroprom OJSC	Member of the Supervisory Board
Novokuibyshevskmoloko OJSC	Member of the Board of Directors
Karasuk Milk SCJSC	Member of the Board of Directors
Gulkevichi Creamery CJSC	Member of the Board of Directors
Toshkent Sut OJSC	Member of the Board of Directors
“Shikhan” OJSC (nonalcoholic brew plant)	Member of the Board of Directors
“PIK CENTER” LLC	General Director
“Agroindustrial Holding” LLC	General Director

Shareholding in the Company’s equity capital (excluding GDRs owned by the candidate): 9.30%

Shareholding in the Company’s affiliates: “Lianozovo Dairy” OJSC

Share: 0.049%

6. Tutelyan, Viktor Aleksandrovich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
Institute of Nutrition of the Russian Academy of Medical Sciences	Director

No shareholding in the equity capital of the Company or its affiliates

7. Sherbak, Vladimir Nikolaevich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
Joint-Stock Commercial Bank “Gusar”	Board of Directors` Chairman

No shareholding in the equity capital of the Company or its affiliates

8. Yushvaev, Gavril Abramovich

Position in the issuing company: none

Positions in other organizations:

Organization	Position
“RusAgroProject” CJSC	President, Member of the Board of Directors
“Agrocomplex Gorki-2” CJSC	Member of the Board of Directors
Cattle farm “Naroosanovsky” CJSC	Member of the Board of Directors

Shareholding in the Company’s equity capital (excluding GDRs owned by the candidate): 16.57%

Shareholding in the Company’s affiliates: “Lianozovo Dairy Plant” OJSC

Share: 0.049%

9. Iakobachvili, David

Position in the issuing company: Chairman of the Board of Directors

Positions in other organizations:

Organization	Position
Ufamolagroprom OJSC	Member of the Supervisory Board
Dairy OJSC	Member of the Board of Directors
Baby Food Dairy Plant OJSC	Member of the Board of Directors
Tsaritsino Dairy OJSC	Member of the Board of Directors
Ramenskoye Dairy OJSC	Member of the Board of Directors
Siberian Milk OJSC	Member of the Board of Directors
Nizhny Novgorod Dairy OJSC	Member of the Board of Directors
Vladivostok Dairy OJSC	Member of the Board of Directors
Auto 40 CJSC	Member of the Board of Directors
Kiev City Dairy No. 3 OJSC	Member of the Supervisory Board
Bishkeksut OJSC	Member of the Board of Directors
Moskvoretsky Brewery OJSC	Member of the Board of Directors
Novokuibyshevskmoloko OJSC	Member of the Board of Directors
Airport Financial Services Limited	Director
Metelitsa-Club CJSC	Member of the Board of Directors
Lianozovo Dairy OJSC	Member of the Board of Directors
Gulkevichi Creamery CJSC	Member of the Board of Directors
“RusAgroProject” CJSC	Member of the Board of Directors
“Agrocomplex Gorki-2” CJSC	Member of the Board of Directors
Cattle farm “Naroosanovsky” CJSC	Member of the Board of Directors
“Shikhan” OJSC (nonalcoholic brew plant)	Member of the Board of Directors

Shareholding in the Company’s equity capital (excluding GDRs owned by the candidate): 7.76%

Shareholding in the Company’s affiliates: “Lianozovo Dairy” OJSC

Share: 0.025%

10. Yasin, Evgeny Grigorievich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
Moscow State University – Higher School of Economics	Scientific Adviser

No shareholding in the equity capital of the Company or its affiliates

11. Tipton, E. Linwood

Position in the issuing company: Member of the Board of Directors

Positions in other organizations: none

No shareholding in the equity capital of the Company or its affiliates

5. INFORMATION ON CANDIDATES FOR THE AUDIT COMMISSION OF WBD FOODS

1. Bogutskaya, Eugenia Vyacheslavovna

Position in the issuing company:

Financial and Business Analyst of the Internal Audit Service

Positions in other organizations: none

No shareholding in the equity capital of the Company or its affiliates

2. Kuznetsova, Elena Borisovna

Position in the issuing company:

Director of the Internal Audit Service

Positions in other organizations: none

No shareholding in the equity capital of the Company or its affiliates

3. Kolesnikova, Natalya Nikolaevna

Position in the issuing company:

Deputy Director of the Internal Audit Service

Positions in other organizations: none

No shareholding in the equity capital of the Company or its affiliates

4. Romanova, Natalya Viktorovna

Position in the issuing company:

Deputy Director of the Internal Audit Service

Positions in other organizations:

Organization	Position
Moscow State Industrial University	Acting Assistant Professor

No shareholding in the equity capital of the Company or its affiliates

5. Smirnova, Elena Vladimirovna

Position in the issuing company:

Deputy Director of the Internal Audit Service

Positions in other organizations: none

No shareholding in the equity capital of the Company or its affiliates

6. Naumova, Marina Aleksandrovna

Position in the issuing company:

Financial and Business Analyst of the Internal Audit Service

Positions in other organizations: none

No shareholding in the equity capital of the Company or its affiliates

7. Chudina, Julia Alexeevna

Position in the issuing company:

Financial and Business Analyst of the Internal Audit Service

Positions in other organizations: none

No shareholding in the equity capital of the Company or its affiliates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: May 05, 2005